FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

 1. Name of company

    HSBC Holdings plc

    2) Name of director

    W F Aldinger

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    In respect of the Director

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Abacus Corporate Trustees Limited 596,222
    BNY (Nominees)Limited 1,378,974
    W F Aldinger 212,785
    James Capel Nominees Limited 4,025,850*

    * Following the acquisition of Household International, Inc. ("Household") by HSBC Holdings plc, outstanding options over Household shares granted (for nil consideration) have been converted into options to acquire HSBC Holdings plc ordinary shares of US$0.50 each ("HSBC shares"). The HSBC (Household) Employee Benefit Trust 2003 Re Aldinger ("the Trust"), holds 4,025,850 HSBC shares, comprising 1,525,850 HSBC Shares and 500,000 American Depositary Shares ("ADSs"), each of which represents five HSBC Shares, which may be used to satisfy the exercise of options by Mr Aldinger.

    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    In respect of the Director

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

 i. Sale of shares on partial release of 2003 Restricted Share Plan award (335,759 shares)
ii. Sale of shares on partial release of 2004 Restricted Share Plan award (126,103 shares)

    7) Number of shares/amount of stock acquired



    8) Percentage of issued class



    9) Number of shares/amount of stock disposed

    461,862

    10) Percentage of issued class

    De minimis

    11) Class of security

    Ordinary Shares of US$0.50 each

    12) Price per share

    GBP8.42734

    13) Date of transactions

    31 March 2005

    14) Date company informed

    1 April 2005

    15) Total holding following this notification

    6,213,831

    16) Total percentage holding of issued class following this notification

    0.06 per cent

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant

    18) Period during which or date on which exercisable



    19) Total amount paid (if any) for grant of the option



    20) Description of shares or debentures involved: class, number



    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



    22) Total number of shares or debentures over which options held following this notification



    23) Any additional information



    24) Name of contact and telephone number for queries

    Paul Stafford, Assistant Group Secretary 020 7992 1509

    25) Name and signature of authorised company official responsible for making this notification

    As in 24) above

    Date of Notification 1 April 2005





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  1 April 2005